Exhibit 107

Calculation of Filing Fee Tables

Form S-1
(Form Type)
GAIA, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Equity	Class A common stock, par value $0.0001 per share	Rule 457(c)	2,108,334 (1)	$4.51 (2)	$9,508,586.34 (2)	0.00014760	$1,403.47 (3)	—	—	—	—
Fees Previously Paid	—	—	—	—	—	—	—	—	—	—	—	—
Carry Forward Securities
Carry Forward Securities	—	—	—	—	—	—	—	—	—	—	—	—
	Total Offering Amounts					$9,508,586.34		$1,403.47	—	—	—	—
	Total Fees Previously Paid				—	—	—	—	—	—	—	—
	Total Fee Offsets				—	—	—	—	—	—	—	—
	Net Fee Due				—	—	—	$1,403.47	—	—	—	—

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the Class A common stock being registered hereunder shall include any additional shares that may become issuable as a result of any stock split, stock dividend, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of Gaia, Inc.’s outstanding Class A common stock.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act, based on a per share price of $4.51, the average of the high and low sales price of the Registrant’s Class A common stock as reported on the NASDAQ Global Market on June 10, 2024.

(3)	Calculated in accordance with Section 6 of the Securities Act and Rule 457 under the Securities Act by multiplying .0001476 and the proposed maximum aggregate offering price.